Dreyfus Global Diversified Income Fund
200 Park Avenue
New York, New York 10166

February 17, 2010

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  John C. Grzeskiewicz, Esq.

Re:	Dreyfus Global Diversified Income Fund
Request for Withdrawal of a Registration Statement on Form N-2, filed with the
U.S. Securities and Exchange Commission on August 10, 2007
(File Nos. 333-145321 and 811-22111)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Dreyfus Global Diversified Income Fund (the "Fund") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the its Registration Statement on Form N-2, which was filed with the Commission on August 10, 2007 (the "Registration Statement").

The Fund believes that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors because:  (1) the filing was prepared in connection with a proposed initial public offering of the Fund's shares which is no longer contemplated; (2) the Fund has not sold any securities; and (3) the filing did not become effective.

Any questions regarding this matter may be directed to David Stephens at 212.806.6138.

Sincerely,

DREYFUS GLOBAL DIVERSIFIED INCOME FUND

By:	/s/ Jeff Prusnofsky
Name: Jeff Prusnofsky
Title: Assistant Secretary